1214627

NoACT
P.E. 11-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02064985

November 7, 2002

Cameron D. Smith
General Counsel
The Island ECN
50 Broad Street
New York, NY 10004

Act	Securities Exchange Act of 1934
Section	11A
Rules	11Ac1-1 and 11Ac1-4
Public Availability	11/18/02

Dear Mr. Smith:

In your letter dated November 7, 2002, you represent that Island may determine to operate as an electronic communications network ("ECN") pursuant to the rules of one or more national securities exchanges or national securities associations (collectively, "SROs"). Therefore, you request that the Division of Market Regulation ("Division") advise Island that:

1. Island is an ECN as that term is defined in the amendments to the Quote Rule ("ECN Amendment") and Limit Order Display Rule (cumulatively, "Order Execution Rules"); and

2. Island would be in compliance with the requirements of Rule 11Ac1-1(c)(5)(ii) of the Exchange Act ("ECN Display Alternative") with respect to any Nasdaq and exchange-listed securities for which a linkage between Island and the SRO is operational and Island provides access to certain orders pursuant to the terms of the ECN Display Alternative.

You also request that the Division represent that, upon compliance by Island with the ECN Display Alternative, the Division would not recommend that the Securities and Exchange Commission ("Commission") take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, for entry of orders into Island without modifying their public quotations in compliance with the ECN Amendment.

In your letter, you represent that:

1. Island is an ECN within the meaning of the Order Execution Rules;

2. Island will satisfy each of the ECN Display Alternative requirements in connection with any instance with which it operates as an ECN pursuant to the rules of an SRO;

3. Island has sufficient capacity to handle the volume of trading reasonably anticipated to be conducted in Island; Island will conduct periodic reviews and testing to: (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity; and

4. Island has put in place and will maintain procedures to ensure that only designated personnel have access to Island. Those personnel will keep all trading information entered into Island confidential, and will not use such information for trading in Island's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of Island will be kept separate from other business of Island.

Response:

On the basis of the representations contained in your letter, the Division confirms that Island is an "electronic communications network" ("ECN") as defined in the Order Execution Rules. The Division also preliminarily believes that Island will be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq and exchange-listed securities for which a linkage between Island and the SRO is operational.[1] Accordingly, the Division will not recommend that the Commission take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, if they enter orders into Island without modifying their public quotations in compliance with the Order Execution Rules.

The Division conditions its position on: (1) the continuing accuracy of the representations Island has made; (2) compliance by Island with the terms of previous no-action letters issued to Island, to the extent such terms are not superseded by the terms of this letter; (3) compliance by Island with applicable SRO rules, including any additional requirements applicable to ECNs; and (4) compliance by Island with restrictions regarding ECN access fees set forth in previous no-action letters, to the extent such restrictions are not superseded by the terms of this letter. The Division further conditions its position on Island providing response times for orders entered into Island through access to the SRO that are no slower than the response time Island offers to subscribers who enter orders directly into Island and in any event not more than a few seconds.

The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by Island and the manner of the operation of the linkage between Island and the SRO. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment and the ECN Display Alternative and the Division's no-action relief to the period ending May 1, 2003. The Division will consider extending its position prior to that date, based on experience with the operation of the Display Alternative.

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1 This determination does not apply to securities for which a linkage between Island and the SRO is not operational.

The Division further conditions its position on Island providing brokers access via either an SRO or the telephone for a charge of no more than the fee Island charges a substantial proportion of its existing broker-dealer subscribers, and in any event, no more that $0.009 per share, plus any fees charged to Island by an SRO for such trades and plus any applicable transaction fee payable pursuant to Section 31 of the Exchange Act.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This position is based solely on the representations you have made and is strictly limited to the current operation of Island as described in your letter. Any different facts or conditions, including but not limited to, modifications or revisions to, or expansion of services provided by, Island, may require a different response. In addition, the Division may request additional representations from you regarding the operation of Island. This position is subject to changes in current law, regulation, and interpretations; any change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Alden S. Adkins
Associate Director

island

50 broad street new york, ny 10004 212 231 5000 www.island.com

November 7, 2002

Alden S. Adkins
Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Dear Mr. Adkins:

The Island ECN ("Island") is registered with the Securities and Exchange Commission ("Commission") as a broker-dealer and has operated within the Nasdaq market as an electronic communications network ("ECN") for Nasdaq securities,[1] as defined in paragraph (a)(8) of Rule 11Ac1-1 (the "Quote Rule") of the Securities Exchange Act of 1934 ("Exchange Act"), and as an alternative trading system ("ATS") pursuant Regulation ATS of the Exchange Act. In the future, Island may determine to operate as an ECN pursuant to the rules of one or more national securities exchanges or national securities associations (collectively, "SROs"). Therefore, Island respectfully requests that the Division of Market Regulation ("Division") advise us that:

1. Island is an ECN as that term is defined in paragraph (a)(8) of the Quote Rule, and for purposes of paragraph (c)(5)(i) of the Quote Rule ("ECN Amendment") and paragraph (c)(5) of Rule 11Ac1-4 of the Exchange Act ("Limit Order Display Rule")(the ECN Amendment and the Limit Order Display Rule collectively are referred to herein as the "Order Execution Rules"); and

2. Island would be in compliance with the requirements of Rule 11Ac1-1(c)(5)(ii) of the Exchange Act ("ECN Display Alternative") with respect to any Nasdaq and exchange-listed securities for which a linkage between Island and the SRO is operational and Island provides access to certain orders pursuant to the terms of the ECN Display Alternative.

Island also requests that the Division represent that, upon compliance by Island with the ECN Display Alternative, the Division would not recommend that the Commission take enforcement action against and OTC market maker or exchange market maker, as such terms are defined in the Order Execution Rules, for entry of orders into Island without modifying their public quotations in compliance with the ECN Amendment.

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[1] The Division has previously extended no-action relief to Island with respect to its status as an ECN for purposes of the Quote Rule and the Limit Order Display Rule. See Island System (publicly available January 21, 1997). Island's original ECN no-action letter has been extended on numerous occasions by the staff of the Division.

Overview of Island

The manner in which Island operates is well known to the Division. Island operates an automated limit order book with automatic matching capabilities. All Island subscribers are registered broker-dealers. The vast majority of subscribers access Island electronically through customized front-end software developed by the subscriber or a third party while a small number access Island through Island's own utility front-end system, InLet. Island currently accepts limit orders in all Nasdaq and some exchange-listed equities during the hours of 7:00 a.m. ET to 8:00 p.m. ET. At least one of Island's subscribers is an OTC market maker or exchange specialist.

Subscribers may enter orders on Island's limit order book for display to all other subscribers, or may enter orders on such limit order book on a non-displayed basis.[2] Orders designated for display are visible to all subscribers; that is, there is no facility for limiting the display of limit orders to a single subscriber or group of subscribers. All orders designated for display are displayed on an anonymous basis. Subscribers also may enter Primary Market Day Orders or Immediate-or-Cancel Orders.[3] Orders may be submitted in round lots or odd lots. Trades occur on Island when a buy order and a sell order match on Island's limit order book. Each order may receive a full or partial execution on Island.

Since 1997, Island has operated within the Nasdaq market as an ECN pursuant to the Order Execution Rules and the ECN Display Alternative with respect to Nasdaq securities.[4] Because, in the future, Island may determine to act as an ECN pursuant to the rules of other SROs, Island is requesting that the Division provide it with the no-action advice described above.

Discussion

1. Island is an ECN within the meaning of the Order Execution Rules

The Order Execution Rules define an "ECN" as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market

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[2] To enhance transparency throughout the market, Island has made its limit order book for any security traded on the system available for viewing by any member of the public through Island's web site, www.island.com.

[3] "Primary Market Day Orders" remain displayed on Island until the earlier of their execution or the close of trading on the primary market for the security that is the subject of the order. "Immediate-or-Cancel Orders" are scanned against the Island limit order book and any portion that is not immediately executed against a contra-side order already on the limit order book is canceled.

[4] Island also complies with its obligations as an ATS for Nasdaq securities under Rule 301(b)(3) of Regulation ATS through the publication of orders on Nasdaq in compliance with that Rule.

maker, and permits such orders to be executed against in whole or in part."[5] Island allows its subscribers, including OTC market makers and exchange market makers, to enter orders in Nasdaq and exchange-listed securities for dissemination to other subscribers. Such other subscribers are able to effect executions, in whole or in part, against these orders. Therefore, Island is an ECN within the meaning of the Order Execution Rules.

2. Compliance with the ECN Display Alternative

The ECN Display Alternative provides that an exchange market maker or OTC market maker that has entered a priced order for a covered security[6] into an ECN that widely disseminates such order shall be deemed to be in compliance with the Quote Rule if the ECN (i) provides to an SRO (or the exclusive processor acting on behalf of one or more SROs) the prices and sizes of the orders at the highest buy price and the lowest sell price entered in and widely disseminated by the ECN by exchange market makers and OTC market makers, and such prices and sizes are included in the quotation data made available by the SRO or exclusive processor, and (ii) provides any broker or dealer the ability to effect a transaction with a priced order widely disseminated by the ECN and entered on the ECN by an exchange market maker or OTC market maker that is equivalent to the ability of any broker or dealer to effect a transaction with an exchange market maker or OTC market maker pursuant to the rules of the SRO to which the ECN supplies such bids and offers at the highest priced buy order or the lowest priced sell order, or better, for the cumulative size of such orders. Paragraph (c)(5) of the Limit Order Display Rule also exempts from the requirement that OTC market makers and exchange specialists immediately publish customer limit orders those customer limit orders that are delivered immediately upon receipt to an ECN that complies with the ECN Display Alternative. Island will satisfy each of the ECN Display Alternative requirements in connection with any instance in which Island operates as an ECN pursuant to the rules of an SRO.

3. Capacity and Compliance with ARP Guidelines

Island represents that it has sufficient capacity to handle the volume of data reasonably anticipated to be conducted in Island. Island will conduct reviews and testing to (i) ensure future capacity, (ii) identify potential weaknesses, and (iii) reduce the risks of system failures and threats to system integrity.

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[5] 17 C.F.R. §240.11Ac1-1(a)(8).

[6] A "covered security" includes any reported security for which a transaction report, last sale data or quotation information is disseminated through an automated quotation system described in Section 3(a)(51)(A)(ii) of the Exchange Act. 17 C.F.R. §240.11Ac1-1(a)(6). Covered securities generally include all exchange-listed securities, Nasdaq NM securities and Nasdaq SmallCap securities.

4. Confidentiality of Trading Information

Island has put in place and will maintain procedures to ensure that only certain designated personnel have access to Island. Those designated personnel will keep all trading information entered into Island confidential, and will not use such information for trading in Island's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of Island will be kept separate from the other business of Island.

5. Fees Applicable to Non-Subscribers

If not inconsistent with the rules of the SRO, Island will charge broker-dealers a rate no more than the fee Island charges a substantial portion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Island by an SRO for such trades and plus any applicable transaction fee payable pursuant to Section 31 of the Exchange Act.

Conclusion and Request for No-Action Relief

On the basis of the foregoing, Island respectfully requests that the Division advise us that:

1. Island is an ECN as defined in the Order Execution Rules;

2. Island would be in compliance with the requirements applicable to the ECN Display Alternative with respect to any Nasdaq and exchange-listed securities for which a linkage between Island and the SRO is operational and Island provides access to certain orders pursuant to the terms of the ECN Display Alternative; and

3. The Division would not recommend, upon compliance by Island with the ECN Display Alternative, that the Commission take enforcement action against any OTC market maker or exchange market maker, as defined in the Order Execution Rules, for entry of orders into Island without modifying their public quotations in compliance with the ECN Amendment.

Very truly yours,

Cameron Smith

Cameron D. Smith
General Counsel